**PRESS RELEASE**

# Globex Mining Enterprises Inc.

*"At Home in North America"*

**(GMX: Toronto Stock Exchange)**

GLOBEX

Ref.: File No. 82-4025



SUPPL

March 11, 2003



## GOLD RESOURCE CALCULATION ON GLOBEX'S DUQUESNE WEST PROPERTY, QUEBEC



Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) is please to announce that it has received final copies of the Phase I exploration data on the Duquesne West Gold property in Duparquet Township, Quebec from Globex's partner, Kinross Gold Corporation (K - Toronto Stock Exchange and KGC - American Stock Exchange).

As part of Phase I, fourteen drill holes totalling 5,302 metres were completed with two new gold zones (Liz Zone and NIP Zone) being discovered. (See Press Releases, December 9, 2002, December 17, 2002 & January 13, 2003)

Kinross also re-assayed several old holes, reinterpreted the geology and built a series of new sections.

Four of the known gold zones (South, Shaft, Fox and Liz) were subjected to a stringent resource calculation by Reddick Consulting Inc.

The inferred resource estimate is as follows:

1- Using a cut off of 5 g/t, a minimum 2.0 metres horizontal width and a maximum radius of 60 metres on the long section, a inferred resource of 665,000 tonnes grading 11.4 g/t Au (0.33 oz/T) was estimated.

2- At a cut off of 4 g/t, a minimum horizontal width of 2.0 metres and a maximum radius of 60 metres on the long section, a inferred resource of 1,067,000 tonnes grading 8.9 g/t Au (0.26 oz/T) was estimated.

Several other known gold zones were not included in the calculation.

The Kinross report states that: "These tonnage numbers could be quickly increased with additional new intersections particularly at depth". Further, the report states: "the Duquesne West property remains a priority target for the discovery of economic deposits".

Additional diamond drilling has been proposed to follow up on the new discoveries, the previously known gold zones and to explore other areas of the property.

The qualified person who oversaw the project was Mr. John Londry, M.Sc., P.Geo. of Schumacher, Ontario.

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

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